Via Facsimile and U.S. Mail
Mail Stop 6010

February 1, 2006

Mr. Timothy M. Aitken
Chief Executive Officer and
Chairman of the Board
ALLIED HEALTHCARE INTERNATIONAL INC.
555 Madison Avenue
New York, NY 10022

Re: **Allied Healthcare International Inc.**
       Form 10-K for the Fiscal Year Ended September 30, 2005
       Filed November 29, 2005
       File No. 001-11570

Dear Mr. Aitken:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 23

Critical Accounting Policies, page 24

1. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

    a. Quantify and disclose the reasonably likely effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

    b. In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

    c. The amounts that are pending approval from third party payors, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

    d. A discussion of your contractual allowances and the process involved in making that estimate or calculation including whether the amount is based on system inputs or whether it is an estimate based on other factors.

Liquidity and Capital Resources, page 29

Accounts Receivable, page 29

2. In disclosure type format, tell us:
   - The steps you take in collecting accounts receivable;
   - Your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded;
   - The threshold (amount and age) for account balance write-offs and reason for the changes in the day's sales outstanding between the periods presented; and
   - Why the allowance decreased as significantly as indicated in your Schedule II in the 2003 fiscal year.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant